Exhibit I
Capital Product Partners L.P. Schedules Second Quarter 2011 Earnings Release, Conference Call and Webcast
ATHENS, Greece, July 13, 2011 — Capital Product Partners L.P. (Nasdaq: CPLP) today announced that, before the NASDAQ market opens on Friday, July 29, 2011, it will release financial results for the second quarter ended June 30, 2011. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on the same day, Friday, July 29, 2011, at 10:00 am Eastern Time (US).
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”
A replay of the conference call will be available until August 5, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Capital Product Partners L.P.
Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 22 vessels, including 18 modern MR tankers, two small product tankers, one suezmax crude oil tanker, and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	+1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com